UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Royal Bank of Scotland Group plc

File No. 001-10306 - CF#26634

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The Royal Bank of Scotland Group plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 31, 2011 and amended on July 20, 2011.

Based on representations by The Royal Bank of Scotland Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or information contained in personnel and medical and similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.22	through March 31, 2016
Exhibit 4.23	through March 31, 2016
Exhibit 4.25	through March 31, 2016
Exhibit 4.27	through March 31, 2016
Exhibit 4.28	through March 31, 2016
Exhibit 4.29	through March 31, 2016
Exhibit 4.30	through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sebastian Gomez Abero
Special Counsel